Jiayin Group Inc. Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

-- Fourth Quarter Total Loan Origination Volume Grew 75.3% to RMB5.4 billion --

-- Fourth Quarter Net Income Grew 51.0% to RMB122.5 million --

-- Full Year Revenue Grew 36.9% to RMB1.8 billion --

--Full Year Net Income Grew 87.0% to RMB467.8 million --

SHANGHAI, China, March 31, 2022 (GLOBE NEWSWIRE) -- Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Operational and Financial Highlights :

•	Loan origination volume[1] was RMB5,412 million (US$849.3 million), representing an increase of 75.3% from the same period of 2020.
•	Average borrowing amount per borrowing was RMB7,208 (US$1,131), representing an increase of 10.4% from the same period of 2020.
•	Repeat borrowing rate[2] was 66.9%, compared with repeat borrowing rate of 70.4% in the same period of 2020.
•	Net revenue was RMB368.2 million (US$57.8 million), representing an increase of 8.2% from the same period of 2020.
•	Operating income was RMB14.7 million (US$2.3 million), compared with RMB52.9 million in the same period of 2020.
•	Net income was RMB122.5 million (US$19.2 million), compared with RMB81.1 million in the same period of 2020.

Full Year 2021 Operational and Financial Highlights:

•	Loan origination volume[1] was RMB21,915 million (US$3,438.9 million), representing an increase of 89.7% from RMB11,552 million in 2020.
•	Average borrowing amount per borrowing was RMB6,430 (US$1,009), representing a decrease of 6.9% from RMB6,907 in 2020.
•	Repeat borrowing rate[2] was 70.5%, compared with repeat borrowing rate of 75.3% in 2020.
•	Net revenue was RMB1,780.5 million (US$279.4 million), representing an increase of 36.9% from RMB1,300.2 million in 2020.
•	Operating income was RMB432.0 million (US$67.8 million), compared with RMB302.1 million in 2020.

[1]	“Loan origination volume” refers the loan origination volume facilitated in Mainland China during the period presented.
[2]	“Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of the Company’s borrowers in Mainland China.
“Repeat borrowers” during a certain period refers to borrowers who borrows in such period and have borrowed at least twice since such borrowers’ registration with us until the end of such period.

•	Net income was RMB467.8 million (US$73.4 million), compared with RMB250.1 million in 2020.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “We delivered strong business and financial results for the fourth quarter and full year of 2021 as we continued to drive loan origination growth and expand partnerships with institutions.  In 2021, our loan origination volume grew 89.7% year over year to RMB21.9 billion, while net revenue increased by 36.9% year over year to RMB1.8 billion. Notably, our net income increased by 87.0% year over year to RMB467.8 million.  Achieving these solid results against a backdrop of intensifying regulatory oversight, on-going impact from COVID-19, and macroeconomic uncertainties is a testament to the effectiveness of our growth strategies.”

Mr. Yan further noted: “Importantly, we continued to focus on forging partnerships with financial institutions, diversifying our funding sources, strengthening our risk management systems, and improving our asset quality. As a result, we also aligned the direction of our business in step with regulatory changes while expanding our borrowers base, and optimizing our product portfolio. Going forward, we will continue to invest in areas that will accelerate our global expansion and diversify our funding sources to fortify our market leadership. We are confident that these investments will enable us to sustain our business growth in 2022.”

Fourth Quarter 2021 Financial Results

Net revenue was RMB368.2 million (US$57.8 million), representing an increase of 8.2% from the same period of 2020.

Revenue from loan facilitation services was RMB361.1 million (US$56.7 million), representing an increase of 24.0% from the same period of 2020, of which RMB52.4 million (US$8.2 million) was from individual investor referral services. The increase was primarily due to the increased loan origination volume from the Company’s institutional funding partners.

Revenue from post-origination services was nil, because the outstanding loan balance of the Company’s legacy P2P lending business was reduced to zero in November 2020.

Other revenue was RMB7.1 million (US$1.1 million), representing a decrease of 84.4% from the same period of 2020. The decrease was primarily due to changes in the consolidation scope of the Company’s overseas entities.

Origination and servicing expense was RMB84.8 million (US$13.3 million), representing an increase of 30.7% from the same period of 2020, primarily due to the increase in credit assessment expense which was in line with the increase in the Company’s loan origination volume.

Cost of sales was RMB1.1 million (US$0.2 million), compared with nil for the same period of 2020. The increase was primarily due to the cost of hardware sold by Shanghai Bweenet.

Allowance for receivables and contract assets was RMB17.2 million (US$2.7 million), representing a decrease of 15.3% from the same period of 2020, primarily because the outstanding loan balance of the Company’s legacy P2P lending business was reduced to zero in November 2020.

Sales and marketing expense was RMB156.9 million (US$24.6 million), representing an increase of 33.5% from the same period of 2020, primarily driven by the increase in the Company’s loan origination volume.

General and administrative expense was RMB46.8 million (US$7.3 million), representing an increase of 9.1% from the same period of 2020, primarily a result of the Company’s efforts in enhancing its professional talents in step with the Company’s business expansion .

Research and development expense was RMB46.6 million (US$7.3 million), representing an increase of 11.2% from the same period of 2020, primarily due to higher employee compensation and benefit costs. The increase was also driven by the Company’s increased investments in developing its IT infrastructure.

Income from operations was RMB14.7 million (US$2.3 million), compared with RMB52.9 million in the same period of 2020.

Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin was RMB138.0 million (US$21.7 million), compared with RMB117.0 million in the same period of 2020. The gain in the fourth quarter of 2021 was derived from the release of a contingent consideration payable.

Impairment of short-term investment was nil, compared with RMB32.6 million in the same period of 2020 due to the estimated loss related to the convertible notes issued by Cornerstone Management, Inc. held by the Company.

Net income was RMB122.5 million (US$19.2 million), compared with RMB81.1 million in the same period of 2020.

Cash and cash equivalents were RMB182.6 million (US$28.7 million) as of December 31, 2021, compared with RMB117.3 million as of December, 31, 2020.

Full Year 2021 Financial Results

Net revenue was RMB1,780.5 million (US$279.4 million), representing an increase of 36.9% from RMB1,300.2 million in 2020.

Revenue from loan facilitation services was RMB1,648.7 million (US$258.7 million), representing an increase of 64.5% from 2020. The increase was primarily due to the increased loan origination volume from the Company’s institutional funding partners.

Revenue from post-origination services was nil, compared with RMB112.7 million in 2020, as a result of the outstanding loan balance of the Company’s legacy P2P lending business being reduced to zero in November 2020.

Other revenue was RMB131.8 million (US20.7 million), representing a decrease of 28.8% from 2020, primarily due to reduced revenue from P2P related services as the Company ceased its legacy P2P lending business in November 2020. The decrease was partially offset by

Shanghai Bweenet’s revenue contribution and the revenue generated from providing technology service to a related party.

Origination and servicing expense was RMB320.5 million (US$50.3 million), representing an increase of 34.0% from 2020, primarily due to the increase in credit assessment expense in line with the higher loan origination volume in 2021.

Allowance for receivables and contract assets was RMB44.4 million (US$7.0 million), representing a decrease of 42.6% from 2020, primarily because the outstanding loan balance of the Company’s legacy P2P lending business was reduced to zero in November 2020. The decrease was partially offset by the allowance for receivables from a related party.

Sales and marketing expense was RMB659.3 million (US$103.5 million), representing an increase of 75.8% from 2020, primarily due to an increase in borrower acquisition expenses as well as the increase in the Company’s loan origination volume in 2021.

General and administrative expense was RMB165.2 million (US$25.9 million), representing an increase of 6.6% from 2020, primarily due to the increased expenditures in employees benefits and professional service fees.

Research and development expense was RMB143.7 million (US$22.5 million), representing a decrease of 5.2% from 2020, primarily due to the improved utilization and productivity of the Company’s facilities and employees allocated to the research and development department, partially offset by the increase in professional services expenses as the Company continues to enhance research and development capabilities.

Income from operations was RMB432.0 million (US$67.8 million), compared with RMB302.1 million in 2020.

Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin was RMB138.0 million (US$21.7 million), compared with with RMB117.0 million in 2020. The gain in 2021 was derived from the release of contingent consideration payable..

Impairment of short-term investment was nil, compared with RMB67.2 million in 2020. The impairment loss in 2020 was primarily due to the estimated loss related to the convertible notes issued by Cornerstone Management, Inc. held by the Company.

Net income was RMB467.8 million (US$73.4 million), compared with RMB250.1 million in 2020.

The financial statements for the fourth quarter and full year ended December 31, 2021 herein the press release have not been audited by the Company’s independent registered accounting firm. The audited financial statements for the year ended December 31, 2021 to be disclosed in the Company’s Form 20-F may have discrepancies with the above-mentioned unaudited financial statements.

The following table provides the delinquency rates of all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2018	1.35	2.53	2.37	5.46	9.45
December 31, 2019	1.27	2.20	1.68	4.79	8.39
December 31, 2020	1.47	0.88	0.70	1.66	1.81
March 31, 2021	1.17	0.85	0.71	1.56	2.53
June 30, 2021	1.21	0.71	0.57	1.21	1.95
September 30, 2021	1.34	0.76	0.60	1.30	2.05
December 31, 2021	1.31	0.90	0.72	1.78	2.12

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2018Q1	2.41%	4.38%	6.21%	8.05%	9.80%	11.35%	12.71%	13.80%	14.61%	15.10%	15.38%	15.44%
2018Q2	2.43%	4.43%	6.15%	7.87%	9.47%	11.02%	12.30%	13.50%	14.25%	14.70%	14.94%	15.00%
2018Q3	2.23%	3.89%	5.66%	7.30%	8.89%	10.64%	12.00%	12.86%	13.47%	13.87%	14.07%	14.13%
2018Q4	2.26%	4.53%	6.38%	8.25%	9.99%	11.40%	12.44%	13.22%	13.83%	14.25%	14.53%	14.64%
2019Q1	2.17%	3.86%	5.32%	6.84%	8.13%	9.21%	10.21%	11.07%	11.85%	12.45%	12.80%	12.87%
2019Q2	1.83%	3.40%	4.59%	5.85%	6.98%	8.21%	9.35%	10.33%	11.08%	11.54%	11.73%	11.74%
2019Q3	1.64%	3.41%	4.26%	5.42%	7.03%	8.60%	10.13%	10.94%	11.59%	11.92%	12.04%	12.01%
2019Q4	1.31%	3.08%	4.52%	6.27%	7.69%	8.69%	9.51%	9.99%	10.31%	10.49%	10.55%	10.54%
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	5.42%	5.49%	5.51%
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	4.16%	4.47%	4.71%	4.87%	4.96%	4.98%
2020Q4	0.85%	1.74%	2.37%	3.00%	3.49%	3.89%	4.24%	4.50%	4.72%	—	—	—
2021Q1	0.96%	1.83%	2.45%	3.04%	3.51%	3.95%	—	—	—	—	—	—
2021Q2	1.00%	1.90%	2.65%	—	—	—	—	—	—	—	—	—

Conference Call

The company will conduct a conference call on March 31, 2022 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time).

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/3983194

A replay of the conference call may be accessed by phone at the following numbers until April 7, 2022. To access the replay, please reference the conference ID 3983194.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 4008209703	+86 8009880601

A live and archived webcast of the conference call will be available on the company’s investors relations website at  http://ir.jiayin-fintech.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit http://www.jiayinfintech.cn/english/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2021. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Ally Wang

Email: ally@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	117,320	182,551	28,646
Restricted cash	2,000	2,016	316
Amounts due from related parties	542	37,017	5,809
Accounts receivable and contract assets, net	158,064	502,431	78,842
Loan receivables, net	31,296	329	52
Prepaid expenses and other current assets	61,289	62,255	9,769
Deferred tax assets, net	40,935	48,456	7,604
Property and equipment, net	19,449	9,100	1,428
Right-of-use assets	6,926	35,507	5,572
Long-term investment	87,551	90,528	14,206
Other non-current assets	-	1,242	195
TOTAL ASSETS	525,372	971,432	152,439
LIABILITIES AND EQUITY
Payroll and welfare payable	58,288	56,056	8,796
Amounts due to related parties	8,785	4,485	704
Tax payables	279,383	409,063	64,191
Accrued expenses and other current liabilities	70,954	118,808	18,644
Other payable related to the disposal of Shanghai Caiyin	566,532	322,028	50,533
Lease liabilities	5,195	35,243	5,530
TOTAL LIABILITIES	989,137	945,683	148,398
SHAREHOLDERS' EQUITY
Class A ordinary shares (US$ 0.000000005 par value; 108,100,000 shares issued and outstanding as of December 31, 2020 and December 31, 2021)[3]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 108,000,000 shares issued and outstanding as of December 31, 2020 and December 31, 2021)[3]	0	0	0
Additional paid-in capital	818,042	840,580	131,905
Accumulated deficit	(1,266,848)	(794,762)	(124,715)
Accumulated other comprehensive loss	(12,817)	(17,954)	(2,817)
Total Jiayin Group Inc. shareholder's (defict) equity	(461,623)	27,864	4,373
Non-controlling interests	(2,142)	(2,115)	(332)
TOTAL SHAREHOLDERS' (DEFICIT) EQUITY	(463,765)	25,749	4,041
TOTAL LIABILITIES AND EQUITY	525,372	971,432	152,439

[3]	The total shares authorized for both Class A and Class B are 10,000,000,000,000.

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB nil and RMB 804 for 2020Q4 and 2021Q4, respectively)	340,335	368,212	57,780	1,300,160	1,780,490	279,398
Operating costs and expenses:
Origination and servicing	(64,859)	(84,841)	(13,313)	(239,199)	(320,466)	(50,288)
Cost of sales	-	(1,078)	(169)	-	(15,467)	(2,427)
Allowance for receivables and contract assets	(20,307)	(17,186)	(2,697)	(77,278)	(44,427)	(6,972)
Sales and marketing	(117,479)	(156,949)	(24,629)	(375,063)	(659,291)	(103,457)
General and administrative	(42,865)	(46,841)	(7,350)	(154,963)	(165,150)	(25,916)
Research and development	(41,876)	(46,586)	(7,310)	(151,550)	(143,733)	(22,555)
Total operating costs and expenses	(287,386)	(353,481)	(55,468)	(998,053)	(1,348,534)	(211,615)
Income from operation	52,949	14,731	2,312	302,107	431,956	67,783
Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin	117,021	138,043	21,662	117,021	138,043	21,662
Impairment of short-term investment	(32,595)	-	-	(67,169)	-	-
Interest (expense) income	(11)	(685)	(107)	7,716	(1,117)	(175)
Other income, net	748	1,425	224	6,711	16,952	2,660
Income before income taxes and income from investment in affiliates	138,112	153,514	24,091	366,386	585,834	91,930
Income tax expense	(48,741)	(36,037)	(5,655)	(108,811)	(125,724)	(19,729)
(Loss) income from investment in affiliates	(8,222)	5,014	787	(7,509)	7,651	1,201
Net income	81,149	122,491	19,223	250,066	467,761	73,402
Less: net loss attributable to noncontrolling interest shareholders	(4,472)	(1,189)	(187)	(2,817)	(4,325)	(679)
Net income attributable to Jiayin Group Inc.	85,621	123,680	19,410	252,883	472,086	74,081
Weighted average shares used in calculating net income per share:
- Basic and diluted	216,100,000	216,100,000	216,100,000	216,100,000	216,100,000	216,100,000
Net income per share:
- Basic and diluted	0.40	0.57	0.09	1.17	2.18	0.34
Net income	81,149	122,491	19,223	250,066	467,761	73,402
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(8,489)	(1,513)	(237)	(13,366)	(5,229)	(821)
Comprehensive income	72,660	120,978	18,986	236,700	462,532	72,581
Comprehensive loss attributable to noncontrolling interest	(6,516)	(1,158)	(182)	(2,897)	(4,417)	(693)
Total comprehensive income attributable to Jiayin Group Inc.	79,176	122,136	19,168	239,597	466,949	73,274